Mail Stop 3720

February 2, 2007

Mr. Arunas A. Chesonis
Chairman, President and Chief Executive Officer
PAETEC Holding Corp.
One PAETEC Plaza
600 Willowbrook Office Plaza
Fairport, NY 14450

> **Re: PAETEC Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 26, 2007**
> **File No. 333-138594**

Dear Mr. Chesonis:

    We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Mergers, page 147

1.   Please revise to include the disclosure requested in prior comment seven for each of the financial advisors' preliminary presentations that you mention in the Background section, such as Deutsche Bank's preliminary analysis as to valuation and exchange ratio issues at the June 30, 2006 US LEC special meeting.

<u>Recommendation of PAETEC's Board of Directors; PAETEC's Reasons for the Mergers, page 155</u>

<u>Recommendation of US LEC's Board of Directors; US LEC's Reasons for the Mergers, page 179</u>

2.   We note your revisions in response to comments nine and 12. We reissue our prior comments as the revised language does not address <u>how</u> the respective boards considered, if at all, the fact that the financial advisors' fees are contingent. Similarly revise to explain <u>how</u> the US LEC board's decision to rely upon its advisors' opinions was impacted, if at all, by the fact that both advisors recently provided services to PAETEC.

<u>Management Projections, page 204</u>

3.   We note your revisions in response to prior comment eight. We believe that the disclosure of projections should be expanded beyond just revenue, gross profit, adjusted EBITDA and capital expenditures to include all material line items. In addition, the disclosure should reflect the projections for the additional years as provided by management to the merging party's financial advisors. Please revise.

4.   We note the statement at the top of page 205 that stockholders are cautioned "not to rely" on these financial projections as a predictor of future operating results or otherwise. Please remove this limiting language or qualify it to say "not to <u>unduly</u> rely" or such similar language.

5.   You indicate in the last sentence of the first paragraph on page 2006 that PAETEC used different amounts for US LEC in its analysis of the mergers, which included smaller increases for each US LEC projection presented. Please explain why PAETEC applied different amounts and disclose the extent of the changes.

6.   You state in the penultimate sentence of the second paragraph on page 206 that the projections have not been included to "affect any investment decision with respect to shares of PAETEC common stock." We believe this disclaimer is too broad as it applies to "any investment decision." Moreover, we do not understand the reference to PAETEC. Please revise.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Via facsimile: (202) 637-5910
        Charles E. Sieving, Esq.
        Hogan & Hartson, LLP